Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Charlie’s Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons Iroquois Capital Management L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,024,315
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,024,315
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,315
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No.	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons Iroquois Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,024,315
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,024,315
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,315
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person CO

CUSIP No.	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons Iroquois Capital Investment Group LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,052,158
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,052,158
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,158
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.4%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No.	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Kensington Investment Partners LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No.	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons Richard Abbe
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,078,473
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,078,473
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,078,473
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.3%
12	Type of Reporting Person IN

CUSIP No.	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons Kimberly Page
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,024,315
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,024,315
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,315
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person IN

CUSIP No.	Schedule 13G	Page 7 of 11

ITEM 1.	(a)	Name of Issuer:

Charlie’s Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1007 Brioso Drive
Costa Mesa, CA 92627

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Iroquois Capital Management L.L.C. (“Iroquois Capital”)

Iroquois Master Fund Ltd. (“Iroquois Master Fund”)

Iroquois Capital Investment Group LLC (“ICIG”)

Kensington Investment Partners LLC (“Kensington”)

Richard Abbe

Kimberly Page

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons 2 Overhill Road, Scarsdale, NY 10583.

(c)	Citizenship of each Reporting Person is:

Iroquois Master Fund is organized in the Cayman Islands. Mr. Abbe and Ms. Page are citizens of the United States of America. Each of the other reporting persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number:

None

ITEM 3.

Not applicable.

CUSIP No.	Schedule 13G	Page 8 of 11

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer by the Reporting Persons as of the date hereof, based upon 229,227,388 shares of Common Stock outstanding as of August 19, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Iroquois Capital Management L.L.C.	2,024,315	0.9%	0	2,024,315	0	2,024,315
Iroquois Master Fund Ltd.	2,024,315	0.9%	0	2,024,315	0	2,024,315
Iroquois Capital Investment Group LLC	10,052,158	4.4%	0	10,052,158	0	10,052,158
Kensington Investment Partners LLC	2,000	*	0	2,000	0	2,000
Richard Abbe	12,078,473	5.3%	0	12,078,473	0	12,078,473
Kimberly Page	2,024,315	0.9%	0	2,024,315	0	2,024,315

* Represents less than 0.1%

The amounts reflected in the table above includes: (a) 10,052,158 shares of Common Stock held of record by ICIG, (b) 2,024,315 shares of Common Stock held of record by Iroquois Master Fund, and (c) 2,000 shares of Common Stock held of record by Kensington.

Mr. Abbe is the President of Iroquois Capital, which is the investment advisor for Iroquois Master Fund. Mr. Abbe and Ms. Page are the directors of Iroquois Master Fund. As such, each of Mr. Abbe and Ms. Page may be deemed to share beneficial ownership of the securities beneficially owned by Iroquois Master Fund. Mr. Abbe is also the manager of each of ICIG and Kensington. As such, Mr. Abbe may also be deemed to share beneficial ownership of the securities held by ICIG and Kensington.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No.	Schedule 13G	Page 9 of 11

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

Iroquois Capital Management LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	President

Iroquois Master Fund Ltd.

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Director

Iroquois Capital Investment Group LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Manager

Kensington Investment Partners LLC

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Manager

Richard Abbe

/s/ Richard Abbe

Kimberly Page

/s/ Kimberly Page

CUSIP No.	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).